Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Confirms Closing of Sale of Montney Business and Provides Update on MEG Strategic Alternatives Process

Calgary, Alberta (July 2, 2025) - Strathcona Resources Ltd. (“Strathcona” or the “Company”) (TSX: SCR) is pleased to confirm the closing of its previously announced Montney asset sales, for total value of approximately $2.86 billion including closing adjustments(1). The sale of its Groundbirch asset closed on June 1, 2025, and the sale of its Kakwa and Grande Prairie assets closed today.

Strathcona is now a pure-play heavy oil company producing approximately 120 Mbbls / d (100% oil) with a 50-year 2P reserves life index and plans to grow to 195 Mbbls / d by 2031. In addition, Strathcona currently has approximately $200 million in positive net cash and marketable securities(2) after deducting all debt, inclusive of approximately 4.6 million shares in Tourmaline Oil Corp. (TSX:TOU) and 23.4 million shares in MEG Energy Corp. (TSX:MEG) (“MEG”).

MEG Strategic Alternatives Process Update

While Strathcona is pleased that the board of directors of MEG (the “MEG Board”) has elected to pursue a strategic alternatives process, it is disappointed that in the nine weeks since Strathcona submitted its original written offer to the MEG Board on April 28, 2025, the MEG Board has declined to have any dialogue with Strathcona to learn more about its offer, Strathcona’s business, or if an alternative structure could be agreed to.

The MEG Board’s behavior does not match feedback Strathcona has received to date from MEG shareholders, who have indicated they would like to see the MEG Board engage with Strathcona to see if a win-win outcome can be reached for both Strathcona and MEG shareholders. Strathcona remains ready and willing to engage with the MEG Board, including as part of its strategic alternatives process. Alternatively, Strathcona remains committed to continuing its direct dialogue with MEG shareholders in advance of the September 15 tender deadline for its offer.

About Strathcona

Strathcona is one of North America’s fastest growing oil and gas producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life oil assets. Strathcona’s common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

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Investor inquiries:

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Notes:

(1)	Includes approximately $20 million of closing and other adjustments in Strathcona’s favor, relative to Strathcona's May 14, 2025 press release, which disclosed total value of Montney transactions of $2.84 billion.

(2)	A non-GAAP financial measure which does not have a standardized meaning prescribed by the Accounting Standards (as defined herein). See the “Non-GAAP Financial Measures and Ratios” section of this press release.

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Offer Information

Strathcona’s offer to acquire all of the issued and outstanding common shares of MEG (the “MEG Shares”) not already owned by Strathcona (the “Offer”) provides that each holder whose MEG Shares are taken up in the Offer will be entitled to receive 0.62 of a common share in the capital of Strathcona plus C$4.10 per MEG Share in cash. The Offer will be open for acceptance until 5:00 p.m. Mountain Time on Monday, September 15, 2025.

More information regarding Strathcona and the Offer can be found on Strathcona’s website: https://www.strathconaresources.com/meg-energy-offer/

Shareholders who have questions or require assistance in depositing MEG Shares to the Offer should contact the Information Agent, Laurel Hill Advisory Group, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Additional Information About the Offer and Where to Find It

This press release relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Circular and other documents related to the Offer. This press release is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

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Non-GAAP Financial Measures and Ratios

This press release makes reference to certain financial measures and ratios which are not standardized financial measures under IFRS® Accounting Standards (the “Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. Non-GAAP financial measures and ratios are used internally by management to assess the performance of the Company. They also provide investors with meaningful metrics to assess the Company’s performance compared to other companies in the same industry. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles (“GAAP”) and these measures should not be considered to be more meaningful than GAAP measures in evaluating the Company’s performance.

“Net cash and marketable securities” is comprised of cash and marketable securities less debt, as derived under the Accounting Standards.

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Production and Reserves Information

Strathcona’s oil and gas reserves estimates have been prepared in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities (“NI 51-101”), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, Strathcona’s proved and probable reserves may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves estimates of Strathcona that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

In respect of 2024 year-end reserves information contained in this press release, Strathcona’s reserves have been evaluated in accordance with Canadian reserve evaluation standards under NI 51-101. McDaniel & Associates Consultants Ltd., an independent petroleum consulting firm based in Calgary, Alberta, has evaluated the petroleum and natural gas reserves associated with Strathcona’s interests in Alberta, British Columbia and Saskatchewan. Such estimates constitute forward-looking information, which are based on values that Strathcona’s management believes to be reasonable and are subject to the same limitations discussed under “Forward-Looking Information” below. A complete filing of our oil and gas reserves and other oil and gas information presented in accordance with NI 51-101 are included in Strathcona’s Annual Information Form for the year ended December 31, 2024, which can be found at www.sedarplus.ca.

This press release contains various references to the abbreviation “boe” which means barrels of oil equivalent. All boe conversions in this press release are derived by converting gas to oil at the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl : 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl : 6 mcf, utilizing a conversion ratio of 1 bbl : 6 mcf may be misleading as an indication of value.

References to “oil” in this press release refer to bitumen and heavy oil. All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated.

This press release contains metrics commonly used in the crude oil and natural gas industry, including “reserves life index”. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona’s projected performance over time; however, such measures are not reliable indicators of Strathcona’s future performance, which may not compare to Strathcona’s performance in previous periods, and therefore should not be unduly relied upon.

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Forward-Looking Information

Certain statements contained in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). The forward-looking information in this press release is based on Strathcona’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Strathcona believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: Strathcona’s business strategy and future plans; expected operating strategy; Strathcona’s 2025 production, reserves, liquidity and capital spending guidance; Strathcona’s long-range plan, including production growth to 195 Mbbls / d by 2031; the Offer; the intention of Strathcona to engage with the MEG’s Board and MEG shareholders directly.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

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The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavorable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

Management approved the production guidance and long-range plan contained herein as of the date of this press release. The purpose of the production guidance and long-range plan is to assist readers in understanding Strathcona’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

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